[Clifford Chance US LLP Letterhead]
June 12, 2009
by edgar submission and federal express
Jeffrey Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 0610
Washington, D.C. 20549-0303

Re:	Cornerstone Therapeutics Inc. Preliminary Proxy Statement filed May 29, 2009 File No. 000-50767
Dear Mr. Riedler:
On behalf of Cornerstone Therapeutics Inc., we are writing to respond to the comments contained in your letter dated June 3, 2009. For convenience, we have repeated your comments below and set forth the applicable response after each comment. We have enclosed with this letter a copy of the revised proxy material that was filed today by Cornerstone through EDGAR. The copy is marked to show changes from the version of the proxy material on which you provided comments.
The Charter Amendment, page 5
COMMENT
1. The proposal refers to a number of specific amendments to your certificate of incorporation. Please unbundle the presentation to separately describe each individual proposed amendment; the purposes, reasons and/or effects for each change to the certificate of incorporation; and the positive and negative aspects of each proposed amendment.
RESPONSE
     Cornerstone has revised the proxy statement to unbundle the presentation of the charter amendments to be voted on and to discuss for each unbundled charter amendment its purposes and other attributes. We do not believe that in this context, a formal presentation of positive and negative aspects is appropriate.
COMMENT
2. Please revise the proxy card to enable shareholders to vote on each proposed revision separately.
RESPONSE
     The enclosed proxy card reflects revisions that will enable shareholders to vote separately on each unbundled charter amendment.
     Cornerstone has authorized us to confirm to you that (i) Cornerstone is responsible for the adequacy and accuracy of the disclosure in the enclosed filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; (iii) Cornerstone may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and (iv) Cornerstone has been advised that the Division of Enforcement has access to all information it provides to the staff in their review of its filing or in response to their comments on Cornerstone’s filing.
     If you have any comments or questions regarding the foregoing, or have additional questions or comments, please contact me at (212) 878-8281.
Sincerely,
/s/ John A. Healy
John A. Healy

cc:	John L. Krug David Price